NF 3/10/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

KK AH 3/5/2003

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03011274

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRIEBEL GAS & OIL INVESTMENTS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 Mayfield Road, P. O. BOX 765
(No. and Street)

Clarion (City) Pennsylvania (State) 16214 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milissa Steiner Bauer 814-226-7850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

JOAN DUGAN MILLER, PC
(Name – *if individual, state last, first, middle name*)

1580 McLAUGHLIN RUN ROAD (Address) PITTSBURGH, PA (City) 15241 (State) (Zip Code)

SEC MAIL RECEIVED FEB 28 2003 WASH. D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Milissa Steiner Bauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kriebel Gas & Oil Investments Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
Jodi K. Rhea, Notary Public
Clarion Twp., Clarion County
My Commission Expires Sept. 12, 2006
Member, Pennsylvania Association Of Notaries

Milissa Steiner Bauer
Signature

Sec./Treas.
Title

Jodi K. Rhea
Notary Public

This report ** contains (check all applicable boxes):

- x☒ (a) Facing Page.
- x☒ (b) Statement of Financial Condition.
- x☒ (c) Statement of Income (Loss).
- x☒ (d) Statement of Changes in Financial Condition.
- x☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- x☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- x☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRIEBEL GAS & OIL INVESTMENTS CORP.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2002

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2002

CONTENTS PAGE

JOAN DUGAN MILLER, PC
CERTIFIED PUBLIC ACCOUNTANT
1580 McLAUGHLIN RUN ROAD
PITTSBURGH, PA 15241
412-220-8340

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Kriebel Gas & Oil Investments Corporation
Clarion, Pennsylvania

We have audited the accompanying balance sheet of Kriebel Gas & Oil Investments Corporation as of December 31, 2002 and the related statements of income and retained earnings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with generally accepted U. S. auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. It is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects.

In our opinion, the financial statements referred to in the first paragraph present fairly the financial position of Kriebel Gas & Oil Investments Corporation as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Joan Dugan Miller

Pittsburgh, Pennsylvania
January 29, 2003

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 170,857
Prepaid Expenses	902
Total Current Assets	171,759
TOTAL ASSETS	$ 171,759
LIABILITIES & STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Shareholder Distribution Payable	$ 45,400
STOCKHOLDERS' EQUITY	
Common Stock, $1 par value, 500,000 shares authorized, 100 shares outstanding, 50 shares held as Treasury stock	100
Capital in Excess of Par	20,900
Treasury Stock	(10,592)
	10,408
Retained Earnings	115,951
Total Stockholders' Equity	126,359
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 171,759

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Brokerage Commissions	$ 188,700
Management Fees	2,000
Interest Income	941
TOTAL REVENUE	191,641
EXPENSES	
Outside Brokers Commissions	152,275
Professional Fees	18,232
Insurance	363
Regulatory Fees & Expense	1,264
TOTAL EXPENSES	172,134
NET INCOME	19,507
RETAINED EARNINGS, JANUARY 1, 2002	141,844
LESS SHAREHOLDER DISTRIBUTIONS	(45,400)
RETAINED EARNINGS, DECEMBER 31, 2002	$ 115,951

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

STOCKHOLDERS' EQUITY AT JANUARY 1, 2002	$ 152,252
NET INCOME FOR 2002	19,507
SHAREHOLDER DISTRIBUTIONS	(45,400)
STOCKHOLDERS' EQUITY AT DECEMBER 31, 2002	$ 126,359

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 19,507
Shareholder distributions	(45,400)
(Increase) Decrease in:	
Prepaid expenses	14
Prepaid taxes	300
Increase (Decrease) in:	
Shareholder Distributions Payable	45,400
NET CASH PROVIDED BY OPERATING ACTIVITIES	19,821
NET INCREASE IN CASH AND CASH EQUIVALENTS	19,821
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	151,036
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 170,857

The accompanying notes are an integral part of these financial statements

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION
Kriebel Gas & Oil Investments Corporation (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania August 17, 1987, for the purpose of engaging primarily in broker-dealer activities involving gas and oil interests and limited partnerships.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

The accrual basis of accounting is used by the Company whereby revenues are recognized when earned and expenses are recognized when incurred.

NOTE 3 - TAXES ON INCOME
The Company has elected Subchapter S under the Internal Revenue Code. Because of this, any income taxes due will be paid by the individual shareholders at their individual tax rate.

NOTE 4- USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 5 - NET CAPITAL REQUIREMENTS
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and net capital requirements of $122,948 and $5,000, respectively. The Company's net capital ratio was 0 to 1. The net capital rules may effectively restrict the payment of cash dividends.

The firm claims an exemption from SEC Rule 15c3-3 under the k(2)(i) provision and therefore no computation for determination of reserve requirements was necessary.

KRIEBEL GAS & OIL INVESTMENTS CORPORATION
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

	AUDITED	PER FOCUS REPORT	DIFFERENCE
NET CAPITAL			
Stockholders' Equity	$126,359	$171,759	$ 45,400*
Less Non-allowable assets	902	902	0
Net Capital before Haircuts on Securities	125,457	170,857	45,400
Less: Haircuts on Securities	2,509	3,417	(908)
NET CAPITAL	$122,948	$167,440	$ 44,492
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum net capital required	$ 5,000	$ 5,000	$ 0
EXCESS NET CAPITAL AT 12.00%			
$122,948 - (0 X .12)	$122,948	$167,440	$ 44,492
EXCESS NET CAPITAL AT 10.00%			
$122,948 - (0 X .10)	$122,948	$167,440	$ 44,492
NET CAPITAL IN EXCESS OF GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OR MINIMUM REQUIREMENT			
($122,948 - $5,000 MIN.)	$117,948	$162,440	$ 44,492

*The difference of $45,400 is due to a shareholder distribution for the year accrued after the focus report was filed.

JOAN DUGAN MILLER, PC
CERTIFIED PUBLIC ACCOUNTANT
1580 McLAUGHLIN RUN ROAD
PITTSBURGH, PA 15241
412-220-8340

To the Stockholders
KRIEBEL GAS & OIL INVESTMENTS CORPORATION
CLARION, PENNSYLVANIA

We have audited the financial statements of Kriebel Gas & Oil Investments Corporation for the year ended December 31, 2002 and have issued our report thereon dated January 29, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kriebel Gas & Oil Investments Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Kriebel Gas & Oil Investments Corporation as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purposes.

Joan Dugan Miller

Pittsburgh, Pennsylvania
February 21, 2003